UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-41181

Yoshitsu Co., Ltd

Harumi Building, 2-5-9 Kotobashi,

Sumida-ku, Tokyo, 130-0022

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 8, 2022, Yoshitsu Co., Ltd (the “Company”) announced the pricing of its initial public offering (the “IPO”) of 6,000,000 American Depositary Shares (the “ADSs”) at a price to the public of $4.00 per ADS. Each ADS represents one ordinary share of the Company.

The Company is conducting the IPO on a firm commitment basis pursuant to its registration statement on Form F-1 (File No. 333-259129), as amended, which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2021 and declared effective by the SEC on December 23, 2021. The ADSs have been approved for listing on the Nasdaq Capital Market under the ticker symbol “TKLF.” The Company plans to make a separate announcement regarding commencement of trading on the Nasdaq Capital Market when the trading date is finalized.

On January 8, 2022, the Company issued a press release announcing the pricing of the IPO. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yoshitsu Co., Ltd

Date: January 10, 2022	By:	/s/ Mei Kanayama
	Name:	Mei Kanayama
	Title:	Representative Director and Director (Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 8, 2022, “Yoshitsu Co., Ltd Announces Pricing of Initial Public Offering”